UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 8)

JDA Software Group, Inc.

(Name of Subject Company)

JDA Software Group, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

46612K108

(CUSIP Number of Class of Securities)

Hamish N. Brewer

President and Chief Executive Officer

JDA Software Group, Inc.

14400 North 87th Street

Scottsdale, Arizona 85260

(480) 308-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Steven D. Pidgeon, Esq.

DLA Piper LLP (US)

2525 East Camelback Road, Suite 1000

Phoenix, Arizona 85016

(480) 606-5124

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by JDA Software Group, Inc., a Delaware corporation (the “Company”), on November 15, 2012, and amended on November 15, 2012, November 21, 2012, November 23, 2012, November 29, 2012, November 30, 2012, December 3, 2012 and December 7, 2012. The Statement relates to the cash tender offer by RP Holding, L.L.C., a Delaware limited liability company, RP Crown Holding, LLC, a Delaware limited liability company, RP Crown Parent, LLC, a Delaware limited liability company, RP Crown Acquisition Sub, LLC, a Delaware limited liability company, New Mountain Partners III, L.P, a Delaware limited partnership, RedPrairie Holding, Inc., a Delaware corporation, and New Mountain Capital, L.L.C (collectively, the “Offeror”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $45.00 per share, net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by the Offeror with the SEC on November 15, 2012, and amended on November 20, 2012, November 21, 2012, November 23, 2012, November 29, 2012, December 3, 2012, December 7, 2012 and December 14, 2012.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by adding as a new last sentence of the first paragraph under the heading “Arrangements with Current Executive Officers and Directors of the Company—Potential for Future Arrangements” on page 17 of the Statement the following:

“In addition, Parent and Purchaser expect that Mr. Hamish Brewer, the current President and CEO of the Company, will serve on the board of directors of the Surviving Company after the consummation of the Merger. In addition, on December 12, 2012, the boards of directors of RHI and RedPrairie approved, effective as of the Effective Time, Mr. Brewer becoming the President and CEO of each of RHI and RedPrairie and a member of the board of directors of each of RHI and RedPrairie.”

ITEM 8.	ADDITIONAL INFORMATION

Item 8, “Additional Information,” is hereby amended and supplemented by inserting immediately following the subsection entitled “Litigation” the following new subsection:

“Extension of the Offer

“On December 14, 2012, Purchaser extended the Offer, in accordance with the Merger Agreement, until 11:59 p.m., New York City time, on December 20, 2012, unless further extended. The Offer was previously scheduled to expire at 11:59 p.m., New York City time, on December 13, 2012. The press release announcing the extension of the Offer is filed as Exhibit (a)(5)(V) hereto and incorporated herein by reference.”

ITEM 9.	EXHIBITS

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(V)	Press Release issued by RedPrairie Corporation on December 14, 2012 (incorporated by reference to Exhibit (a)(5)(G) of the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

JDA SOFTWARE GROUP, INC.

By:	/s/ Peter S. Hathaway
Name:	Peter S. Hathaway
Title:	Executive Vice President and Chief Financial Officer

Dated: December 14, 2012